Filed by Lam Research Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novellus Systems, Inc.

Commission File No.: 000-17157

Excerpts from transcript of Lam Research Corporation earnings call – April 18, 2012

MARTIN ANSTICE (LAM RESEARCH CORPORATION)

Prior to opening this call for Q&A, I will provide a brief update on the status of the Novellus acquisition. As you may have read in our proxy statement, we have scheduled our special shareholders meeting for May 10th and thus far, we have received regulatory approvals from all required countries with the exception of China. We continue to expect that the acquisition will close within the June quarter.

At this point, integration planning is well underway and is progressing as planned:

•	We’ve established an integration team comprised with executives and senior level employees from both companies and supplement that where valuable with experienced external resources;
•

We have completed an assessment of each company’s culture, organizational structures and business processes in detail and determined there are more similarities than differences, we’ve made and communicated decisions related to these subjects through both companies already;

•

We have defined a set of objectives around prioritized areas of focus to begin immediately on day one following transaction closure and as we’ve discussed in the past, ensuring this transaction is seamless for our customers remains a critical priority;

•

We have validated our opportunity to achieve our target of 100 million dollars in annualized cost synergies exiting 2013 which we plan to commence at some level immediately on closing and accelerate over the six quarter period.

Through these activities, it is fair to say we are now more confident in the strategic rationale of this transaction and the value proposition we believe it brings our customers and shareholders.

C.J. MUSE (BARCLAYS CAPITAL)

Okay. Very helpful and as my follow-up, you talked about the May 10th vote and I guess curious how should we think about the timing of when you can get back into the market and repurchase, start repurchasing shares? How does that fit in with the vote?

ERNIE MADDOCK (LAM RESEARCH CORPORATION)

C.J., this is Ernie. Provided nothing unusual happens subsequent to the vote, and by unusual I mean that if we go into the vote without China approval and it isn’t obtained between the vote and two days after the vote, we expect to be in the market on Monday, May 14th, I believe it is. If something unusual happens, China approves after the vote, it would delay us by a day or two but we’re talking a matter of days after the vote that we would be in the market.

CHRISTOPHER BLANSETT (J.P. MORGAN)

Thanks, gentlemen. Martin, I wanted to question you about the cost savings you see as you integrate the two companies, you’ve had a lot of time now to really continue to work on the planning on that. What are your thoughts on confidence that the $100 million number is still valid or if there’s more savings you’re discovering.

MARTIN ANSTICE (LAM RESEARCH CORPORATION)

My confidence is it’s pretty solid, frankly, and that’s a very strong statement in the context of the reality, and the reality is we’re not one company yet, so we still have some things to learn despite the fact that we have integration teams working together. We’re certainly working through – substantially working through concepts into very specific strategies and very detailed plans. That process will conclude in the next month or so and certainly the areas of cost reduction that we have identified and previously communicated still appear to be valid and until we communicate something different, then the presumption is the $100 million that we have stated is the plan and the commitment and one of confidence by the company.

How to Find Further Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Lam Research filed with the SEC a registration statement on Form S-4, which the SEC declared effective on March 28, 2012 that includes a joint proxy statement of Lam Research and Novellus Systems and that also constitutes a prospectus of Lam Research. Lam Research and Novellus Systems will furnish the joint proxy statement/prospectus and other relevant documents to their respective security holders in connection with the proposed merger of Lam Research and Novellus Systems. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, WE URGE SECURITY HOLDERS AND INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LAM RESEARCH AND NOVELLUS SYSTEMS AND THE PROPOSED MERGER. The proposals for the merger are made solely through the joint proxy statement/prospectus. In addition, a copy of the joint proxy statement/prospectus may be obtained free of charge from Lam Research Corporation, Investor Relations, 4650 Cushing Parkway, Fremont, CA 94538-6401, or from Novellus Systems, Investor Relations, 4000 North First Street, San Jose, CA 95134. Security holders are able to obtain, free of charge, copies of the joint proxy statement/prospectus and S-4 Registration Statement and any other documents filed by Lam Research or Novellus Systems with the SEC in connection with the proposed Merger at the SEC’s website at http://www.sec.gov, and at the companies’ websites at www.Lam Research.com and www.Novellus.com, respectively.

Forward-Looking Statements

This announcement contains, or may contain, “forward-looking statements” concerning Lam Research and Novellus Systems (together such companies and their subsidiaries being the “Merged Company”), which are subject to the safe harbor provisions created by the Private Securities Litigation Reform Act of 1995. Generally, the words “believe,” “anticipate,” “expect,” “may,” “should,” “could,” and other future-oriented terms identify forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to the expected impact for customers and their perceptions of the Merger and any assumptions underlying any of the foregoing statements.

These forward-looking statements are based upon the current beliefs and expectations of the management of Lam Research and Novellus Systems and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Lam Research’s and Novellus Systems’ ability to control or estimate precisely and include, without limitation: the ability to obtain governmental or stockholder approvals of the Merger or to satisfy other conditions to the Merger on the proposed terms and timeframe; the possibility that the Merger does not close when expected or at all, or that the companies may be required to modify aspects of the Merger to achieve regulatory approval; the ability to realize the expected synergies or other benefits from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the Merger; the ability to integrate Novellus Systems’ and Lam Research’s businesses in a timely and cost-efficient manner; uncertainties in the global economy and credit markets; unanticipated trends with respect to the cyclicality of the semiconductor industry; and rates of change in, future shipments, margins, market share, capital expenditures, revenue and operating expenses generally; volatility in quarterly results and in the stock price of the Merged Company; customer requirements and the ability to satisfy those requirements; customer capital spending and their demand for the Merged Company’s products; the ability to defend the Merged Company’s market share and to gain new market share; anticipated growth in the industry and the total market for wafer-fabrication and support equipment and the Merged Company’s growth relative to such growth; levels of research and development expenditures; the estimates made, and the accruals recorded, in order to implement critical accounting policies (including but not limited to the adequacy of prior tax payments, future tax liabilities and the adequacy of the Merged Company’s accruals relating to them); access to capital markets; the ability to manage and grow the Merged Company’s cash position; the sufficiency of the Merged Company’s financial resources to support future business activities (including but not limited to the repurchase program, operations, investments, debt service requirements and capital expenditures); inventory levels and inventory valuation adjustments; the impact of legal proceedings; unexpected shipment delays which adversely impact shipment volumes; inaccuracies related to the timing and satisfaction of remaining obligations related to vacated leases; the inability to recover the amortized cost of investments in auction-rate securities, market changes negatively affecting auction-rate securities and the government’s inability to guarantee the underlying securities; the inability to enforce the Merged Company’s patents and protect its trade secrets; and other risks and uncertainties, including those detailed from time to time in Lam Research’s and Novellus Systems’ periodic reports (whether under the caption Risk Factors or Forward Looking Statements or elsewhere). Neither Lam Research nor Novellus Systems can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither Lam Research nor Novellus Systems nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Lam Research, Novellus Systems, or the Merged Company, following the implementation of the Merger or otherwise. No statement in this announcement should be interpreted to mean that the earnings per share, profits, margins or cash flows of Lam Research or the Merged Company for the current or future financial years would necessarily match or exceed the historical published figures.

Participants in the Solicitation

The directors and executive officers of Lam Research and Novellus Systems, Inc. (“Novellus,” and together with Lam Research and their subsidiaries, the “Merged Company”) may be deemed to be participants in the solicitation of proxies in connection with the approval of the proposed merger of Lam Research and Novellus (the “Merger”). Lam Research filed a registration statement that includes the joint proxy statement/prospectus with the Securities and Exchange Commission (“SEC”) in connection with the solicitation of proxies to approve the proposed transaction, which the SEC declared effective on March 28, 2012. Information regarding Lam Research’s directors and executive officers and their respective interests in Lam Research by security holdings or otherwise is available in its Annual Report on Form 10-K filed with the SEC on August 19, 2011 and its Proxy Statement on Schedule 14A filed with the SEC on September 19, 2011. Information regarding Novellus Systems’ directors and executive officers and their respective interests in Novellus Systems by security holdings or otherwise is available in its Annual Report on Form 10-K filed with the SEC on February 24, 2012, its Annual Report on Form 10-K/A filed with the SEC on March 23, 2012, and its Proxy Statement on Schedule 14A filed with the SEC on April 8, 2011. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and registration statement, and other relevant materials to be filed with the SEC, when they become available, including in connection with the solicitation of proxies to approve the proposed transaction.